Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2025, combines the historical audited balance sheets as of June 30, 2025 of Breeze Holdings Acquisition Corp. (“Breeze”), YD Bio Limited (“Pubco”) and YD Biopharma Limited (“YD Biopharma”), giving pro forma effect to the Business Combination, financing agreements and certain other related events, collectively referred to as the “Transactions” for purpose of this section, as if the Transaction had occurred on June 30, 2025.

The following unaudited pro forma condensed combined and consolidated statement of operations for the six months ended June 30, 2025 combines the historical audited statements of operations for the six months ended June 30, 2025 of Breeze, YD Biopharma, and Pubco, giving pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2025, the beginning of the period presented.

Description of the Transactions

On August 28, 2025, the Business Combination was closed pursuant to the Merger Agreement and Plan of Reorganization dated September 24, 2024, as amended.

The Merger

At the closing of the Business Combination, (i) all the assets and liabilities of Breeze and Breeze Merger Sub vested in and became the assets and liabilities of Breeze as the surviving company, and Breeze thereafter existed as a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Breeze immediately prior to the closing were cancelled in exchange for or converted into securities of Pubco as set out below.

●	Each (a) share of Breeze common stock issued and outstanding immediately prior to the Closing was converted into one newly issued share of Pubco common stock.

●	Each Breeze public and private placement warrant outstanding immediately prior to the Closing was assumed by Pubco and converted into on Pubco warrant that entitles the holder thereof to purchase one Pubco ordinary share in lieu of one share of Breeze common stock and otherwise upon substantially the same terms and conditions applicable to such Breeze warrants prior to the Closing; and

●	Breeze rights were converted at a rate of 20 Breeze rights into one ordinary share of Pubco at the closing.

The Exchange

On August 26, 2025, following the effective time of the merger with Company Merger Sub, YD Bio had authorized shares of 5,000,000 and issued and outstanding shares of 10 ordinary shares of par value US$0.10 each. YD Biopharma’s issued share capital and additional paid in capital became $1 and $0, respectively. YD Biopharma became a wholly owned subsidiary of YD Bio following the merger (which closed on August 28, 2025, with trading commencing on Nasdaq under “YDES” on August 29, 2025), with all prior outstanding shares cancelled and converted into the right to receive ordinary shares of YD Bio at the Exchange Ratio. 64,730,411 YD Bio ordinary shares were issued in aggregate to YD Biopharma’s former shareholders. Dr. Shen, through his prior ownership, now beneficially holds 54,345,011 shares (approximately 77.1%) in YD Bio (based on its 70,521,359 outstanding ordinary shares as of completion of transaction and as of September 29, 2025).

Accounting for the Business Combination

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Breeze was treated as the “accounting acquiree” and YD Biopharma as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of YD Biopharma issuing shares for the net assets of Breeze, followed by a recapitalization. The net assets of Breeze were stated at historical cost. Operations prior to the Business Combination were those of YD Biopharma.

Financing Agreements

PIPE

As previously disclosed in the Company’s Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on January 30, 2025 and declared effective on July 18, 2025 (File No. 333-283428) (the “Registration Statement”), the Company secured commitments of $13.2 million through the issuance of 1,650,000 ordinary shares at $8 per share in connection with a private investment in public equity (“PIPE”) financing completed concurrently with the closing of the business combination between the Company, Breeze Holdings Acquisition Corp., and YD Biopharma Limited (the “Business Combination”) on August 28, 2025.

On August 28, 2025, the PIPE Financing closed simultaneous with the closing of the Business Combination.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is for informational purposes only.

The following table sets out the share ownership of Pubco following the Closing(1):

Stockholders	Number of Ordinary Shares Owned	%
Breeze Holders:	4,140,948	5.9%
Breeze Public Holders(2)	174,698	0.2%
Breeze Rights Holders	575,000	0.8%
Sponsor(3)	2,227,490	3.2%
Breeze Independent Directors(3)	347,510	0.5%
I-Bankers	763,750	1.1%
Northland	37,500	0.1%
Consultant	15,000	—%
YD Biopharma Equity Holders	64,730,411	91.8%
PIPE Investors	1,650,000	2.3%
Total	70,521,359	100.0%

(1)	Does not give effect to the issuance of any ordinary shares upon the exercise of warrants.

(2)	Reflects the redemption of 49,715 shares of Breeze common stock in connection with the special meeting of stockholders held on August 14, 2025, approving the Merger Agreement and Plan of Reorganization.

(3)	Reflects the transfer of 247,510 shares of Breeze common stock from Sponsor to Breeze Independent Directors.

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2025
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$6	$—	$470	$13,200	A	$9,709
				2,266	B
				(6,233)	C
Accounts receivable, net	—	—	101	—		101
Accounts receivable from an affiliate, net	—	—	—	—		—
Inventory	—	—	374	—		374
Prepaid expenses and other current assets	186	—	387	—		573
Amount due from affiliates	—	—	66	—		66
Total current assets	192	—	1,398	9,233		10,823
Cash held in Trust Account	2,759	—	—	(2,759)	B	—
Operating lease right-of-use assets	—	—	17	—		17
Property and equipment, net	—	—	66	—		66
Intangible assets, net	—	—	2,902	—		2,902
Deferred offering costs	—	—	1,459	(1,459)	C	—
Deferred tax assets	—	—	—	—		—
Total assets	$2,951	$—	$5,842	$5,015		$13,808

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts and notes payable	$592	$—	$41	$—		$633
Accrued expenses	—	—	633	—		633
Trust amount payable to redeeming stockholders	—	—	—	—		—
Franchise tax payable	68	—	—	—		68
Excise tax payable	166	—	—	—		166
Due to Sponsor/Related Party	10,390	68	64	(10,390)	C	64
				(68)	E
Operating lease liabilities, current portion	—	—	16	—		16
Total current liabilities	11,216	68	754	(10,458)		1,580
Deferred tax liabilities	—	—	—	—		—
Operating leases liabilities, non-current	—	—	—	—		—
Accrued expenses and other liabilities, non-current	—	—	—	—		—
Warrant liabilities	7,786	—	—	—		7,786
Total liabilities	19,002	68	754	(10,458)		9,366

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET — (Continued)
AS OF JUNE 30, 2025
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Common stock subject to possible redemption	2,659	—	—	(493)	B	—
				(2,166)	D
Stockholders’ equity (deficit)
Common stock	0	—	144	—	A	7
				—	C
				—	D
				(137)	F
Additional paid-in capital	—	—	8,328	13,200	A	10,853
				5,732	C
				2,165	D
				(18,710)	E
				138	F
(Accumulated deficit) retained earnings	(18,710)	(68)	(3,844)	(3,034)	C	(6,878)
				18,778	E
Accumulated other comprehensive income	—	—	460	—		460
Total stockholders’ equity (deficit)	(18,710)	(68)	5,088	18,132		4,442
Total liabilities, temporary equity, and stockholders’ equity	$2,951	$—	$5,842	$5,015		$13,808

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$—	$204	$—		$204
Cost of sales	—	—	135	—		135
Gross profit	—	—	69	—		69

Operating costs
Formation and operations	743	—	—	—		743
Selling and marketing	—	—	—	—		—
General and administrative	—	1	1,227	(1)	BB	1,227
Research and development	—	—	791	—		791
Impairment of expected credit loss	—	—	4	—		4
Total operating costs	743	1	2,022	(1)		2,765
Operating loss	(743)	(1)	(1,953)	1		(2,696)
Other income (expense), net
Interest income	69	—	18	(69)	AA	18
Interest expense	—	—	—	—		—
Other income (expenses), net	—	—	17	—		17
Change in fair value of warrant liabilities	(4,908)	—	—	—		(4,908)
Total other income (expense), net	(4,839)	—	35	(69)		(4,873)
Loss from operations before income taxes	(5,582)	(1)	(1,918)	(68)		(7,569)
Income tax benefit (expense)	—	—	2	—		2
Net loss	$(5,582)	$(1)	$(1,916)	$(68)		$(7,567)
Change in cumulative foreign currency translation	—	—	414	—		414
Comprehensive loss	$(5,582)	$(1)	$(1,502)	$(68)		$(7,153)
Net loss per share (Note 4):
Weighted average shares outstanding of common stock	3,414,220	1,000	—	—		—
Basic and diluted net loss per share of common stock	$(1.63)	(1.24)	—	—		—
Weighted average shares outstanding – basic	—	—	1,094,146	—		70,521,359
Weighted average shares outstanding – diluted	—	—	1,094,146	—		70,521,359
Net loss per share – basic	—	—	$(1.75)	—		$(0.11)
Net loss per share – diluted	—	—	$(1.75)	—		$(0.11)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2025, assumes that the Business Combination and related transactions occurred on June 30, 2025. The unaudited pro forma condensed combined and consolidated statement of operations for the six months ended June 30, 2025, gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2025. These periods are presented on the basis that YD Biopharma is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Breeze believes are reasonable under the circumstances. The unaudited condensed combined and consolidated pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Breeze believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined and consolidated financial information.

The unaudited pro forma condensed combined and consolidated financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined and consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Breeze and YD Biopharma.

2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined and consolidated financial information. As a result, the unaudited pro forma condensed combined and consolidated financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined and consolidated financial statements, certain reclassifications were made to align Breeze’ and Pubco’s financial statement presentation with that of YD Biopharma.

3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

The unaudited pro forma condensed combined and consolidated financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined and consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Breeze has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined and consolidated financial information. Breeze and Pubco have not had any historical relationship with YD Biopharma prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies, except with respect to legal and accounting fees incurred by Pubco which is currently a wholly owned subsidiary of Breeze.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined and consolidated statement of operations are based upon the number of shares of YD Biopharma’ common stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2025.

Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet

The adjustments included in the unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2025, are as follows:

A.	Reflects PIPE Financing of $13.2 million for 1,650,000 Pubco Ordinary Shares at $8.00 per share.

B.	Reflects the liquidation and reclassification of approximately $2.3 million of funds held in the Trust Account, after deducting approximately $616 thousand that was paid to redeeming shareholders at the closing, to cash and bank balances that becomes available following the closing of the Business Combination after including interest earned in trust and extension deposits made in trust through the closing.

C.	Represents YD Biopharma’s estimated transaction costs of approximately $4.3 million, and Breeze’s estimated transactions costs of approximately $4.4 million inclusive of advisory, banking, printing, legal, and accounting fees that are expensed as a part of the Business Combination. These balances will be partially settled through equity issuance of approximately $2.5 million, with the remaining amount of approximately $6.2 million settled in cash. The Breeze Due to Sponsor amount of approximately $10.4 million was assumed by Sponsor at closing of the Business Combination as these amounts are associated with prior terminated deal costs.

D.	Reflects the reclassification of Breeze’s common stock subject to possible redemption into permanent equity.

E.	Reflects the reclassification of Breeze’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization, and the elimination of Pubco’s historical information due to related party and accumulated deficit since Pubco is currently a wholly owned subsidiary Breeze.

F.	Represents the recapitalization of historical YD Biopharma shares into Pubco shares after giving effect to the exchange ratio at the close of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined and consolidated statement of operations for the six months ended June 30, 2025, are as follows:

AA.	Reflects elimination of interest income on the Trust Account.

BB.	Reflects the elimination of Pubco’s historical general and administrative expenses of approximately $1,239 since Pubco was a wholly owned subsidiary of Breeze until the closing.

4. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented.

(in thousands, except share and per share amounts)	For the six months ended June 30, 2025
Numerator:
Pro forma net loss	$(7,567)
Denominator:
Weighted average number of shares outstanding – basic and diluted	70,521,359
Net loss per share:
Basic and diluted	$(0.11)
Weighted average number of shares outstanding – basic and diluted:
Breeze Public Shareholders	749,698
Breeze Sponsor, Founders, Directors and Consultant	3,391,250
YD Biopharma Shareholders	64,730,411
PIPE Financing securities	1,650,000
Total	70,521,359